UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Sysorex, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

87185L206

(CUSIP Number)

MICHAEL BIGGER

BIGGER CAPITAL FUND, LP

2250 Red Springs Drive

Las Vegas, NV 89135

(631) 987-0235

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 6, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87185L206

1	NAME OF REPORTING PERSON

Bigger Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		40,951,725
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

40,951,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,951,725*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%*
14	TYPE OF REPORTING PERSON

PN

* Consists of (i) 951,725 shares of the Issuer’s Common Stock, par value $0.00001 per share (the “Common Stock”) and (ii) 40,0000,000 shares of Common Stock which have been issued upon conversion of the 12.5% Original Issue Discount Senior Secured Convertible Debentures (the “Debentures”), subject to a 9.99% blocker. Does not consist of (i) 796,112 shares of Common Stock issuable upon the exercise of warrants (“Warrants”) that are exercisable within 60 days because the Warrants are subject to a 9.99% blocker and (ii) additional shares of Common Stock issuable upon conversion of the Debentures because the Debentures are subject to a 9.99% blocker.

2

CUSIP No. 87185L206

1	NAME OF REPORTING PERSON

Bigger Capital Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		40,951,725
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

40,951,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,951,725*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%*
14	TYPE OF REPORTING PERSON

OO

* Consists of (i) 951,725 shares of Common Stock and (ii) 40,0000,000 shares of Common Stock which have been issued upon conversion of the Debentures, subject to a 9.99% blocker. Does not consist of (i) 796,112 shares of Common Stock issuable upon the exercise of Warrants that are exercisable within 60 days because the Warrants are subject to a 9.99% blocker and (ii) additional shares of Common Stock issuable upon conversion of the Debentures because the Debentures are subject to a 9.99% blocker.

3

CUSIP No. 87185L206

1	NAME OF REPORTING PERSON

District 2 Capital Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		40,000,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

40,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%*
14	TYPE OF REPORTING PERSON

PN

* Consists of 40,0000,000 shares of Common Stock which have been issued upon conversion of the Debentures, subject to a 9.99% blocker. Does not consist of (i) 398,056 shares of Common Stock issuable upon the exercise of Warrants that are exercisable within 60 days because the Warrants are subject to a 9.99% blocker and (ii) additional shares of Common Stock issuable upon conversion of the Debentures because the Debentures are subject to a 9.99% blocker.

4

CUSIP No. 87185L206

1	NAME OF REPORTING PERSON

District 2 Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		40,000,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

40,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%*
14	TYPE OF REPORTING PERSON

PN

* Consists of 40,0000,000 shares of Common Stock which have been issued upon conversion of the Debentures, subject to a 9.99% blocker. Does not consist of (i) 398,056 shares of Common Stock issuable upon the exercise of Warrants that are exercisable within 60 days because the Warrants are subject to a 9.99% blocker and (ii) additional shares of Common Stock issuable upon conversion of the Debentures because the Debentures are subject to a 9.99% blocker.

5

CUSIP No. 87185L206

1	NAME OF REPORTING PERSON

District 2 GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		40,000,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

40,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%*
14	TYPE OF REPORTING PERSON

OO

* Consists of 40,0000,000 shares of Common Stock which have been issued upon conversion of the Debentures, subject to a 9.99% blocker. Does not consist of (i) 398,056 shares of Common Stock issuable upon the exercise of Warrants that are exercisable within 60 days because the Warrants are subject to a 9.99% blocker and (ii) additional shares of Common Stock issuable upon conversion of the Debentures because the Debentures are subject to a 9.99% blocker.

6

CUSIP No. 87185L206

1	NAME OF REPORTING PERSON

District 2 Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		40,000,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

40,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%*
14	TYPE OF REPORTING PERSON

OO

* Consists of 40,0000,000 shares of Common Stock which have been issued upon conversion of the Debentures, subject to a 9.99% blocker. Does not consist of (i) 398,056 shares of Common Stock issuable upon the exercise of Warrants that are exercisable within 60 days because the Warrants are subject to a 9.99% blocker and (ii) additional shares of Common Stock issuable upon conversion of the Debentures because the Debentures are subject to a 9.99% blocker.

7

CUSIP No. 87185L206

1	NAME OF REPORTING PERSON

Michael Bigger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,325,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		80,951,725
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,325,000
	10	SHARED DISPOSITIVE POWER

80,951,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

83,276,725*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%*
14	TYPE OF REPORTING PERSON

IN

* Consists of (i) 40,951,725 shares of Common Stock owned by Bigger Capital, (ii) 40,000,000 shares of Common Stock owned by District 2 CF and (iii) 2,325,000 shares of Common Stock directly owned by Michael Bigger’s IRA. Does not consist of (i) shares of Common Stock issuable upon the exercise of Warrants that are exercisable within 60 days because the Warrants are subject to a 9.99% blocker and (ii) additional shares of Common Stock issuable upon conversion of the Debentures because the Debentures are subject to a 9.99% blocker.

8

CUSIP No. 87185L206

1	NAME OF REPORTING PERSON

Ray Weinmann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		500,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

500,000
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than one percent
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 87185L206

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the shares of common stock, par value $0.00001 per share, (the “Shares,” also referred to as the “Common Stock”), of Sysorex, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 13880 Dulles Corner Lane, Suite 120, Herndon, Virginia 20171.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Bigger Capital Fund, LP, a Delaware limited partnership (“Bigger Capital”), with respect to the Shares directly and beneficially owned by it;
(ii)	Bigger Capital Fund GP, LLC, a Delaware limited liability company (“Bigger GP”), as the general partner of Bigger Capital;
(iii)	District 2 Capital Fund LP, a Delaware limited partnership (“District 2 CF”), with respect to the Shares directly and beneficially owned by it;
(iv)	District 2 Capital LP, a Delaware limited partnership (“District 2”), as the investment manager of District 2 CF;
(v)	District 2 GP LLC, a Delaware limited liability company (“District 2 GP”), as the general partner of District 2 CF;
(vi)	District 2 Holdings LLC, a Delaware limited liability company (“District 2 Holdings”), as the managing member of District 2 GP;
(vii)	Michael Bigger (“Mr. Bigger”), in his individual capacity and as a managing member of each of Bigger GP and District 2 Holdings; and
(viii)	Ray Weinmann (“Mr. Weinmann”), in his individual capacity.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The business address of each of Bigger Capital, Bigger GP and Mr. Bigger is 2250 Red Springs Drive, Las Vegas, NV 89135. The business address of each of District 2 CF, District 2, District 2 GP, District 2 Holdings and Mr. Weinmann is 175 W. Carver Street, Huntington, NY 11743.

(c)       The principal business of each of Bigger Capital and District 2 CF is investing in securities. The principal business of Bigger GP is serving as the general partner of Bigger Capital. The principal business of District 2 is serving as the investment manager of District 2 CF. The principal business of District 2 GP is serving as the general partner of District 2 CF. The principal business of District 2 Holdings is serving as the managing member of District 2 GP. The principal occupation of Mr. Bigger is serving as the managing member of Bigger GP and the managing member of District 2 Holdings. The principal occupation of Mr. Weinmann is serving as a consultant to Bigger Capital and District 2 CF.

10

CUSIP No. 87185L206

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Bigger Capital, District 2 CF and District 2 are Delaware limited partnerships. Each of Bigger GP, District 2 GP and District 2 Holdings are Delaware limited liability companies. Mr. Bigger and Mr. Weinmann are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Bigger Capital and District 2 CF were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases and private transactions, as further described in Item 6. The Shares purchased by each of Mr. Bigger and Mr. Weinmann were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 40,951,725 Shares beneficially owned by Bigger Capital is approximately $1,493,686, excluding brokerage commissions. The aggregate purchase price of the 40,000,000 Shares beneficially owned by District 2 CF is approximately $1,000,000, excluding brokerage commissions. The aggregate purchase price of the 2,325,000 Shares beneficially owned by Mr. Bigger’s IRA is approximately $28,320, excluding brokerage commissions. The aggregate purchase price of the 500,000 Shares beneficially owned by Mr. Weinmann is approximately $700, excluding brokerage commissions. The purchase prices reflected in this Item 3 reflect the purchases related to the Debentures and the Warrants as further described in Item 6.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities of the Issuer based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intentions with respect to any and all matters referred to in Item 4.

11

CUSIP No. 87185L206

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 979,415,726 Shares outstanding as of October 10, 2022, which is the total number of Shares outstanding as reported on the OTC Markets website.

The ownership of each Reporting Person in this Item 5 does not reflect the additional Debentures nor the Warrants that are further described in Item 6. If such Debentures were converted or such Warrants were exercised, the amount of Shares described below would be higher.

1.	Bigger Capital
(a)	As of the close of business on the date hereof, Bigger Capital beneficially owned 40,951,725 Shares.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 40,951,725
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 40,951,725
(c)	The transactions in the Shares by Bigger Capital during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
2.	Bigger GP
(a)	Bigger GP, as the general partner of Bigger Capital, may be deemed the beneficial owner of the 40,951,725 Shares owned by Bigger Capital.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 40,951,725
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 40,951,725
(c)	Bigger GP has not entered into any transactions in Shares during the past sixty days. The transactions in the Shares on behalf of each of Bigger Capital, Mr. Bigger and Mr. Weinmann during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
12

CUSIP No. 87185L206

3.	District 2 CF
(a)	As of the close of business on the date hereof, District 2 CF beneficially owned 40,000,000 Shares.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 40,000,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 40,000,000
(c)	District 2 CF has not entered into any transactions in Shares during the past sixty days. The transactions in the Shares on behalf of each of Bigger Capital, Mr. Bigger and Mr. Weinmann during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
4.	District 2
(a)	District 2, as the investment manager of District 2 CF, may be deemed the beneficial owner of the 40,000,000 Shares owned by District 2 CF.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 40,000,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 40,000,000
(c)	District 2 has not entered into any transactions in Shares during the past sixty days. The transactions in the Shares on behalf of each of Bigger Capital, Mr. Bigger and Mr. Weinmann during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
5.	District 2 GP
(a)	District 2 GP, as the general partner of District 2 CF, may be deemed the beneficial owner of the 40,000,000 Shares owned by District 2 CF.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 40,000,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 40,000,000
(c)	District 2 GP has not entered into any transactions in Shares during the past sixty days. The transactions in the Shares on behalf of each of Bigger Capital, Mr. Bigger and Mr. Weinmann during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
13

CUSIP No. 87185L206

6.	District 2 Holdings
(a)	District 2 Holdings, as the managing member of District 2 GP, may be deemed the beneficial owner of the 40,000,000 Shares owned by District 2 CF.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 40,000,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 40,000,000
(c)	District 2 Holdings has not entered into any transactions in Shares during the past sixty days. The transactions in the Shares on behalf of each of Bigger Capital, Mr. Bigger and Mr. Weinmann during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
7.	Mr. Bigger
(a)	Mr. Bigger, as the managing member of Bigger GP and the managing member of District 2 Holdings, may be deemed to beneficially own (i) 40,951,725 Shares owned by Bigger Capital, (ii) 40,000,000 Shares owned by District 2 CF and (iii) as of the close of business on the date hereof, 2,325,000 Shares directly owned by Mr. Bigger’s IRA.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 2,325,000
2. Shared power to vote or direct vote: 80,951,725
3. Sole power to dispose or direct the disposition: 2,325,000
4. Shared power to dispose or direct the disposition: 80,951,725
(c)	The transactions in the Shares by Mr. Bigger during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
8.	Mr. Weinmann
(a)	As of the close of business on the date hereof, Mr. Weinmann beneficially owned 500,000 Shares.

Percentage: Less than one percent.

(b)	1. Sole power to vote or direct vote: 500,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 500,000
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Shares by Mr. Weinmann during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and, accordingly, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.

14

CUSIP No. 87185L206

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 7, 2021, the Issuer consummated the initial closing of a private placement offering pursuant to the terms and conditions of that certain Securities Purchase Agreement, dated as of July 7, 2021 (the “Purchase Agreement”), between the Issuer and forty (40) accredited investors (the “Purchasers”), which included each of Bigger Capital and District 2 CF. At the initial closing, the Issuer sold the Purchasers (i) the Debentures in an aggregate principal amount of $9,990,000 and (ii) the Warrants to purchase up to 3,534,751 shares of Common Stock, subject to adjustments provided by the Warrant to Purchase Shares of Common Stock or Units of Common Stock and Common Stock Purchase Warrants (the “Warrant Agreement”), which represents 100% warrant coverage. Each of Bigger Capital and District 2 CF subscribed to the Purchase Agreement in the amount of $1,000,000 each. The number of shares of Common Stock issuable to each of Bigger Capital and District 2 CF upon conversion of the Debentures is dependent on a formula that includes various factors to calculate the amount of shares of Common Stock. The number of shares of Common Stock issuable to each of Bigger Capital and District 2 CF upon exercise of the Warrants is 398,056.

The Debentures matured on July 7, 2022, subject to a three-month extension upon mutual agreement of the Company and the holder. The Debentures are convertible into shares of Common Stock at any time following the date of issuance and prior to Mandatory Conversion (as defined below) at the conversion price equal to the lesser of: (i) $18.00, subject to adjustment herein and (ii) eighty percent (80%) of the average of the VWAP (as defined in the Debentures) of the Common Stock during the five Trading Day (as defined in the Debentures) period immediately prior to the applicable Conversion Date (as defined in the Debentures); provided however, that if at any time after July 7, 2021 there shall be an Event of Default (as defined in the Debentures), the conversion price in effect on any Conversion Date shall be the lesser of: (i) the $18.00, subject to adjustment herein, and (ii) fifty percent (50%) of the average of the VWAP of the Common Stock during the five Trading Day period immediately prior to the applicable Conversion Date. The Debentures are subject to mandatory conversion (“Mandatory Conversion”) in the event the Issuer closes a registered public offering of its Common Stock and receives gross proceeds of not less than $40,000,000 and at the completion of which the Issuer’s securities are traded on a national exchange (“Qualified Offering”). The Debentures contain a beneficial ownership limitation that does not permit a holder of such Debentures to convert any portion of the Debentures if such holder would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of the Debentures. The Debentures also contain certain price protection provisions providing for adjustment of the number of shares of Common Stock issuable upon conversion of the Debentures in case of certain future dilutive events or stock-splits and dividends.

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CUSIP No. 87185L206

The Warrants are exercisable for four years starting on July 7, 2022, at an exercise price equal to (i) in the event that a Qualified Offering is consummated prior to the exercise of the Warrant, the price per share or unit (if units are offered in the Qualified Offering) at which the Qualified Offering is made (“Qualified Offering Price”), subject to adjustment thereunder, or (ii) in the event that no Qualified Offering has been consummated, the lower of: (A) $18.00 and (B) an amount equal to eighty percent (80%) of the average of VWAP (as defined in the Warrant Agreement when applied to the Warrants) for the Common Stock over the five Trading Days (as defined in the Purchase Agreement when applied to the Warrants) preceding the date of the delivery of the applicable exercise notice. Notwithstanding the above, the “Exercise Price” following the occurrence of an event of default shall mean the lower of: (A) $18.00 and (B) an amount equal to fifty percent (50%) of the average of VWAP for the Common Stock over the five Trading Days preceding the date of the delivery of the applicable exercise notice or (C) the Qualified Offering Price. The Warrants have price protection and will be adjusted if the Qualified Offering price is below the exercise price. If there is no effective registration statement covering the resale of the shares underlying the Warrants within six months following the closing of the Qualified Offering: (i) exercise may be via cashless exercise, and (ii) five percent (5%) additional Warrants will be issued by the Issuer to the holders for any portion of each month without such effective registration statement. The Warrants also contain certain price protection provisions providing for adjustment of the amount of securities issuable upon exercise of the Warrants in case of certain future dilutive events or stock-splits and dividends.

On May 26, 2022, Bigger Capital entered into an Assignment Agreement with an assignor (“Assignor”), whereby Assignor assigned its interest in the Debentures and Warrants issued to such Assignor in connection with the Purchase Agreement to Bigger Capital. Bigger Capital purchased Assignor’s interest in the Debentures and Warrants for a purchase price of $481,125. The number of shares of Common Stock issuable to Bigger Capital upon conversion of the Debentures is dependent on a formula that includes various factors to calculate the amount of shares of Common Stock. The number of shares of Common Stock issuable to Bigger Capital upon exercise of the Warrants is 398,056. The terms of the Debentures and Warrants are the same as the terms described above.

On October 6, 2022, Bigger Capital and District 2 CF converted a portion of its Debentures resulting in the conversion of 40,000,000 shares of Common Stock issued to Bigger Capital and 40,000,000 shares of Common Stock issued to District 2 CF.

On October 11, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
4.1	Form of 12.5% Original Issue Discount Senior Secured Convertible Debentures (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Sysorex, Inc. with the U.S. Securities and Exchange Commission on July 12, 2021).
4.2	Form of Warrant to Purchase Shares of Common Stock or Units of Common Stock and Common Stock Purchase Warrants (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Sysorex, Inc. with the U.S. Securities and Exchange Commission on July 12, 2021).
10.1	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Sysorex, Inc. with the U.S. Securities and Exchange Commission on July 12, 2021).
99.1	Joint Filing Agreement by and among the Reporting Persons, dated October 11, 2022.
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CUSIP No. 87185L206

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2022

BIGGER CAPITAL FUND, LP		DISTRICT 2 CAPITAL LP

By:	Bigger Capital Fund GP, LLC, its general partner	By:	/s/ Michael Bigger
Michael Bigger
By:	/s/ Michael Bigger		Managing Member
Michael Bigger
Managing Member
DISTRICT 2 HOLDINGS LLC

DISTRICT 2 CAPITAL FUND LP		By:	/s/ Michael Bigger
Michael Bigger
By:	District 2 GP LLC, its general partner		Managing Member

By:	/s/ Michael Bigger
	Michael Bigger	/s/ Michael Bigger
	Managing Member	MICHAEL BIGGER

DISTRICT 2 GP LLC		/s/ Ray Weinmann
RAY WEINMANN
By:	/s/ Michael Bigger
Michael Bigger
Managing Member

BIGGER CAPITAL FUND GP, LLC

By:	/s/ Michael Bigger
Michael Bigger
Managing Member

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CUSIP No. 87185L206

SCHEDULE A

TRANSACTIONS IN SECURITIES OF THE ISSUER DURING THE PAST SIXTY DAYS

Bigger Capital Fund, LP

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale
150,000	0.0150[1]	08/19/2022
98,108	0.0144[2]	08/22/2022
275,000	0.0139[3]	09/07/2022
425,000	0.0119[4]	09/08/2022

Michael Bigger’s IRA

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale
1,825,000	0.0122[5]	09/08/2022
500,000	0.0123[6]	09/09/2022

Ray Weinmann

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale
600,000	0.0014	10/07/2022
(100,000)	0.0014	10/10/2022

1 This transaction was executed in multiple trades at prices ranging from $0.0148 to $0.01525. The price per share reflects the weighted average price.

2 This transaction was executed in multiple trades at prices ranging from $0.0144 to $0.01443314. The price per share reflects the weighted average price.

3 This transaction was executed in multiple trades at prices ranging from $0.0135 to $0.0143. The price per share reflects the weighted average price.

4 This transaction was executed in multiple trades at prices ranging from $0.0115 to $0.01274. The price per share reflects the weighted average price.

5 This transaction was executed in multiple trades at prices ranging from $0.0115 to $0.0134. The price per share reflects the weighted average price.

6 This transaction was executed in multiple trades at prices ranging from $0.0121 to $0.0125. The price per share reflects the weighted average price.

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